Filed pursuant to Rule 424(b)(2)
Registration No.: 333-136378

PROSPECTUS SUPPLEMENT

(To Prospectus Dated November 8, 2006)

The Export-Import Bank of Korea

€750,000,000 4.625% Notes due 2017

The €750,000,000 aggregate principal amount of notes due 2017 (the “Notes”) will bear interest at the rate of 4.625% per annum. Interest on the Notes is payable annually in arrears on February 20 of each year, beginning on February 20, 2008. The Notes will mature on February 20, 2017.

The Notes will be issued in minimum denominations of €50,000 principal amount and integral multiples of €1,000 in excess thereof. The Notes will be represented by one or more global notes registered in the name of a nominee of a common depositary for Euroclear Bank S.A./N.V. (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream”).

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price	99.898%	€749,235,000
Underwriting discounts	0.150%	€1,125,000
Proceeds to us, before expenses	99.748%	€748,110,000

In addition to the initial public offering price, you will have to pay for accrued interest, if any, from and including February 20, 2007.

We have received approval in-principle for listing of the Notes on the Singapore Exchange Securities Trading Limited (the “SGX-ST”). The SGX-ST assumes no responsibility for the correctness of any statements made, opinions expressed or reports contained herein. Admission of the Notes to the Official List of the SGX-ST is not to be taken as an indication of the merits of the issuer or the Notes. Currently, there is no public market for the Notes.

The underwriters expect to deliver the Notes to investors only through the book-entry facilities of Euroclear and Clearstream on or about February 20, 2007.

Joint Lead Managers and Bookrunners

CITIGROUP	DEPFA BANK plc	DEUTSCHE BANK	MERRILL LYNCH & CO.	UBS INVESTMENT BANK

Prospectus Supplement Dated February 13, 2007

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

Prospectus Supplement

Prospectus

CERTAIN DEFINED TERMS

All references to “we” or “us” mean The Export-Import Bank of Korea. All references to “Korea” or the “Republic” contained in this prospectus supplement mean the Republic of Korea. All references to the “Government” mean the government of Korea. Terms used but not defined in this prospectus supplement shall have the same meanings given to them in the accompanying prospectus.

In this prospectus supplement and the accompanying prospectus, where information has been provided in units of thousands, millions or billions, such amounts have been rounded up or down. Accordingly, actual numbers may differ from those contained herein due to rounding. Any discrepancy between the stated total amount and the actual sum of the itemized amounts listed in a table, is due to rounding.

Our principal financial statements are our non-consolidated financial statements. Unless specified otherwise, our financial and other information is presented on a non-consolidated basis and does not include such information with respect to our subsidiaries.

ADDITIONAL INFORMATION

The information in this prospectus supplement is in addition to the information contained in our accompanying prospectus dated November 8, 2006. The accompanying prospectus contains information regarding ourselves and Korea, as well as a description of some terms of the Notes. You can find further information regarding us, Korea, and the Notes in registration statement no. 333-136378, as amended, relating to our debt securities, with or without warrants, and guarantees, which is on file with the U.S. Securities and Exchange Commission.

WE ARE RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION

IN THIS DOCUMENT

We are responsible for the accuracy of the information in this document and confirm that to the best of our knowledge we have included all facts that should be included not to mislead potential investors. The address of our registered office is 16-1, Youidodong, Yongdeungpo-ku, Seoul 150-996, The Republic of Korea. The SGX-ST takes no responsibility for the contents of this prospectus supplement and the accompanying prospectus, and makes no representation as to liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus supplement and the accompanying prospectus. Admission of the Notes to the Official List of the SGX-ST is not to be taken as an indication of the merits of the issuer or the Notes.

NOT AN OFFER IF PROHIBITED BY LAW

The distribution of this prospectus supplement and the accompanying prospectus, and the offer of the Notes, may be legally restricted in some countries. If you wish to distribute this prospectus supplement or the accompanying prospectus, you should observe any restrictions. This prospectus supplement and the accompanying prospectus should not be considered an offer and it is prohibited to use them to make an offer, in any state or country which prohibits the offering.

The Notes may not be offered or sold in Korea, directly or indirectly, or to any resident of Korea, except as permitted by Korean law. For more information, see “Underwriting—Foreign Selling Restrictions” on page S-19.

INFORMATION PRESENTED ACCURATE AS OF DATE OF DOCUMENT

This prospectus supplement and the accompanying prospectus are the only documents on which you should rely for information about the offering. This prospectus supplement may only be used for the purposes for which it has been published. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of each document.

SUMMARY OF THE OFFERING

This summary highlights selected information from this prospectus supplement and the accompanying prospectus and may not contain all of the information that is important to you. To understand the terms of our Notes, you should carefully read this prospectus supplement and the accompanying prospectus.

The Notes

We are offering €750,000,000 principal amount of 4.625% notes due 2017. The Notes will bear interest at the rate of 4.625% per annum, payable annually in arrears on February 20 of each year, beginning on February 20, 2008. Interest on the Notes will accrue from February 20, 2007. If interest on the Notes is required to be calculated for any period of less than a year, it will be calculated based on the actual number of days elapsed divided by 365 or (in the case of a leap year) 366. See “Description of the Notes—Payment of Principal and Interest.”

The Notes will be issued in minimum denominations of €50,000 principal amount and integral multiples of €1,000 in excess thereof. The Notes will be represented by one or more global securities registered in the name of a nominee of a common depositary for Euroclear and Clearstream.

We do not have any right to redeem the Notes prior to maturity.

Listing

We have received approval in-principle for the listing of the Notes on the SGX-ST. Settlement of the Notes is not conditioned on obtaining the listing. The Notes will be traded on the SGX-ST in a minimum board lot size of €200,000, for so long as the Notes are listed on the SGX-ST.

Form and settlement

We will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of, and deposited with the common depositary for, Euroclear and Clearstream. Except as described in the accompanying prospectus under “Description of the Securities—Description of Debt Securities—Global Securities,” the global notes will not be exchangeable for Notes in definitive registered form, and will not be issued in definitive registered form. Financial institutions, acting as direct and indirect participants in Euroclear and Clearstream, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interest through book-entry accounts. Ownership of beneficial interest in the Notes will be limited to persons who are participants in Euroclear and Clearstream and persons who hold interests through such participants. Any secondary market trading of book-entry interests in the Notes will take place through Euroclear and Clearstream participants. See “Clearance and Settlement—Transfers Within and Between Euroclear and Clearstream”.

Further Issues

We may from time to time, without the consent of the holders of the Notes, create and issue additional debt securities with the same terms and conditions as the Notes in all respects so that such further issue shall be consolidated and form a single series with the respective Notes.

We may offer additional debt securities with original issue discount (“OID”) for U.S. federal income tax purposes as part of a further issue. Purchasers of the Notes, after the date of any further issue may not be able to differentiate between debt securities sold as part of the further issue and previously issued Notes. If we were to issue debt securities in a further issue with OID, purchasers of relevant Notes after such further issue may be required to accrue OID (or greater amounts of OID than they would otherwise have accrued) with respect to their relevant Notes. This may affect the price of previously issued relevant Notes following a further issue. Purchasers are advised to consult their own tax advisers with respect to the U.S. federal income tax consequences of any future decision by us to undertake a further issue of debt securities with OID.

Delivery of the Notes

We expect to make delivery of the Notes, against payment in same-day funds on or about February 20, 2007, which we expect will be the fourth business day following the date of this prospectus supplement, referred to as “T+4”. You should note that initial trading of the Notes may be affected by the T+4 settlement. See “Underwriting—Delivery of the Notes.”

USE OF PROCEEDS

We will use the net proceeds from the sale of the Notes for our general operations, including repayment of our maturing debt and other obligations.

RECENT DEVELOPMENTS

This section provides information that supplements the information about us and the Republic included under the headings corresponding to the headings below in the accompanying prospectus dated November 8, 2006. Defined terms used in this section have the meanings given to them in the accompanying prospectus. If the information in this section differs from the information in the accompanying prospectus, you should rely on the information in this section.

THE EXPORT-IMPORT BANK OF KOREA

Our financial information as of September 30, 2006 and for the nine months ended September 30, 2005 and 2006 in this prospectus supplement is presented based on our unaudited internal management accounts.

Overview

Based on our unaudited internal management accounts as of September 30, 2006, we had (Won)13,966 billion of outstanding loans, including (Won)9,516 billion of outstanding export credit loans, (Won)2,725 billion of outstanding overseas investment credit loans and (Won)1,211 billion of outstanding import credit loans, as compared to (Won)12,189 billion of outstanding loans, including (Won)8,065 billion of outstanding export credit loans, (Won)2,227 billion of outstanding overseas investment credit loans and (Won)1,195 billion of outstanding import credit loans as of December 31, 2005.

Capitalization

As of September 30, 2006, our authorized capital was (Won)4,000 billion and our capitalization was as follows:

	September 30, 2006(1)
	(billions of Won)
	(unaudited)
Long-Term Debt(2)(3)(4) :
Borrowings in Korean Won	(Won)	—
Borrowings in Foreign Currencies		—
Export-Import Financing Debentures		6,410.2

Total Long-Term Debt		6,410.2

Capital and Reserves:
Paid-in Capital(5)		3,305.8
Legal Reserve(6)		176.6
Voluntary Reserve(6)		496.6
Unappropriated Retained Earnings		166.5
Capital Adjustments(7)		536.3

Total Capital and Reserves		4,681.9

Total Capitalization(6)	(Won)	11,092.1

(1)	Except as described in this prospectus supplement, there has been no material adverse change in our capitalization since September 30, 2006.
(2)	We have translated borrowings in foreign currencies into Won at the rate of (Won)945.2 to US$1.00, which was the market average exchange rate, as announced by the Seoul Monetary Brokerage Services Ltd., on September 30, 2006.

(3)	As of September 30, 2006, we had contingent liabilities totaling (Won)44,655 billion, which consisted of (Won)21,516 billion under outstanding guarantees and acceptances and (Won)23,140 billion under contingent guarantees and acceptances issued on behalf of our clients. As of September 30, 2006, we had entered into 45 interest rate related derivative contracts with a notional amount of (Won)8,711 billion and 27 currency related derivative contracts with a notional amount of (Won)2,898 billion in accordance with our policy to hedge interest rate and currency risks.
(4)	All our borrowings, whether domestic or international, are unsecured and unguaranteed.
(5)	Authorized ordinary share capital is (Won)4,000 billion and issued fully-paid ordinary share capital is (Won)3,305.8 billion. See “Government Support and Supervision” in this prospectus supplement and the accompanying prospectus.
(6)	See “Government Support and Supervision” in the accompanying prospectus for a description of the manner in which annual net income is transferred to the legal reserve and may be transferred to the voluntary reserve.
(7)	Reflects gain on valuation of available-for-sale securities of (Won)537 billion.

Business

Government Support and Supervision

In July 2006, the Government contributed (Won)10 billion in cash to our capital. As of September 30, 2006, our total paid-in capital was (Won)3,305.8 billion compared to (Won)3,295.8 billion as of December 31, 2005. As of September 30, 2006, the Government directly owned 60.1% and indirectly owned, through The Bank of Korea and the Korea Development Bank, 35.2% and 4.7%, respectively, of our paid-in capital.

Selected Financial Statement Data

The following tables present financial information for the nine months ended September 30, 2005 and 2006 and as of December 31, 2005 and September 30, 2006:

	Nine Months Ended September 30,
	2005		2006
	(billions of Won)
	(unaudited)
Income Statement Data
Total Interest Income	(Won)	350.4	(Won)	509.7
Total Interest Expenses		286.4		345.6
Net Interest Income		64.0		164.1
Total Revenues		807.3		980.7
Total Expenses		608.9		751.0
Income before Income Taxes		198.4		229.7
Income Tax Benefit (expense)		(54.6)		(63.2)
Net Income		143.8		166.5

	As of December 31, 2005		As of September 30, 2006 (unaudited)
	(billions of Won)
Balance Sheet Data
Total Loans(1)	(Won)	12,188.8	(Won)	13,966.2
Total Borrowings(2)		9,221.8		10,679.4
Total Assets		15,155.8		16,156.8
Total Liabilities		10,277.4		11,475.0
Total Shareholders’ Equity(3)		4,878.4		4,681.9

(1)	Includes bills bought, foreign exchange bought and others without present value discounts.
(2)	Includes debentures.
(3)	Includes unappropriated retained earnings.

For the nine months ended September 30, 2006, we had net income of (Won)166.5 billion compared to net income of (Won)143.8 billion for the nine months ended September 30, 2005.

The principal factors for the increase in net income for the nine months ended September 30, 2006 compared to the nine months ended September 30, 2005 included:

•	an increase in gain on disposal of available-for-sale securities to (Won)184.4 billion for the nine months ended September 30, 2006 from (Won)0.1 billion in the corresponding period of 2005, primarily due to gains from the sale of our equity interest in Korea Exchange Bank; and

•	an increase in net interest income to (Won)164.1 billion for the nine months ended September 30, 2006 from (Won)64.0 billion in the corresponding period of 2005, primarily due to an increase in interest income from loans which more than offset an increase in interest expense from debentures.

The above factors were partially offset by (1) net losses on foreign currency transactions of (Won)44.4 billion for the nine months ended September 30, 2006 compared to net gains on foreign currency transactions of (Won)62.1 billion in the corresponding period of 2005 and (2) an increase in provisions for loan and guarantee losses to (Won)136.2 billion for the nine months ended September 30, 2006 from (Won)62.9 billion in the corresponding period of 2005.

As of September 30, 2006, our total assets increased by 6.6% to (Won)16,156.8 billion from (Won)15,155.8 billion as of December 31, 2005, primarily due to a 14.6% increase in loans to (Won)13,966.2 billion as of September 30, 2006 from (Won)12,188.8 billion as of December 31, 2005, which more than offset a 23.5% decrease in securities to (Won)2,458.8 billion as of September 30, 2006 from (Won)3,214.9 billion as of December 31, 2005.

As of September 30, 2006, our total liabilities increased by 11.7% to (Won)11,475.0 billion from (Won)10,277.4 billion as of December 31, 2005. The increase in liabilities was primarily due to a 152.7% increase in borrowings to (Won)1,645.5 billion as of September 30, 2006 from (Won)651.2 billion as of December 31, 2005 and a 5.4% increase in debentures to (Won)9,033.9 billion as of September 30, 2006 from (Won)8,570.5 billion as of December 31, 2005.

The increase in assets and liabilities is primarily due to an increase in the volume of loans and debt. The appreciation of the Won against the Dollar for the nine months ended September 30, 2006 compared to the corresponding period of 2005 partially offset the effect of the increase in the volume of loans and debt, as a majority of our assets and liabilities consisted of foreign currency loans and debt.

As of September 30, 2006, our total shareholders’ equity decreased by 4.0% to (Won)4,681.9 billion from (Won)4,878.4 billion as of December 31, 2005 due to a decrease in net gain on valuation of available-for-sale securities by (Won)359.3 billion, which more than offset an increase in retained earnings by (Won)152.8 billion and an increase in paid-in capital as a result of the Government’s (Won)10 billion capital injection.

Capital Adequacy

As of September 30, 2006, our capital adequacy ratio was 12.4%, a decrease from 13.9% as of December 31, 2005, primarily as a result of an increase in guarantees.

The following table sets forth our capital base and capital adequacy ratios reported as of September 30, 2006:

	As of September 30, 2006(1)
	(millions of Won, except for percentages)
Tier I	(Won)	4,143,819
Paid-in Capital		3,305,755
Retained Earnings		840,194
Deductions from Tier I Capital		2,130
Capital Adjustments		—
Deferred Tax Asset		(204)
Others		(1,926)
Tier II (General Loan Loss Reserves)		740,006
Deductions from all capital		—
Total Capital		4,883,825
Risk Adjusted Assets		39,557,220

Capital Adequacy Ratios
Tier I		10.48%
Tier I and Tier II		12.35%

(1)	All figures are based on consolidated balance sheet information.

THE REPUBLIC OF KOREA

Government and Politics

Political Organization

As of January 31, 2007, the parties indicated below controlled the following number of seats in the National Assembly:

	Uri	GNP	Others	Total
Number of Seats	135	127	34	296

Relations with North Korea

In December 2006, the six-party talks among the two Koreas, the United States, China, Japan and Russia resumed in Beijing and were concluded without resolution, but with an agreement by the parties to hold further six-party talks. In addition, in January 2007, envoys of North Korea and the United States met informally in Berlin to discuss North Korea’s nuclear weapon program and other related issues.

The Economy

Gross Domestic Product

Based on preliminary data, GDP growth in 2006 was 5.0% at constant market prices, as aggregate private and general government consumption expenditures increased by 4.5% and gross domestic fixed capital formation increased by 3.2%, each compared with 2005.

Principal Sectors of the Economy

Prices, Wages and Employment

Based on preliminary data, in 2006, the inflation rate was 2.2% and the unemployment rate was 3.5%.

The Financial System

Securities Markets

The following table shows the value of the Korea Composite Stock Price Index as of the dates indicated.

November 30, 2006	1,432.2
December 28, 2006	1,434.5
January 31, 2007	1,360.2

Monetary Policy

Foreign Exchange

The following table sets forth the market average exchange rate between the Won and the U.S. Dollar (in Won per U.S. Dollar) as announced by the Seoul Money Brokerage Service Ltd. on each of the dates indicated.

Exchange Rates

November 30, 2006	929.9
December 29, 2006	929.6
January 31, 2007	940.9

Balance of Payments and Foreign Trade

Balance of Payments

Based on preliminary data, the Republic recorded a current deficit of US$0.08 billion in the first nine months of 2006 compared with a current account surplus of US$11.1 billion in the same period of 2005, primarily due to a decrease in surplus from the goods account from US$25.3 billion to US$18.9 billion and an increase in deficit from the service account from US$10.6 billion to US$14.4 billion.

Trade Balance

Based on preliminary data, the Republic recorded a trade surplus of US$9.0 billion in the first nine months of 2006. Exports increased by 14.7% to US$238.2 billion and imports increased by 20.3% to US$229.3 billion from US$207.6 billion of exports and US$190.6 billion of imports, respectively, in the same period of 2005.

Foreign Currency Reserves

The Government’s foreign currency reserves amounted to US$239.0 billion as of December 31, 2006.

DESCRIPTION OF THE NOTES

The following is a description of some of the terms of the Notes we are offering. Since it is only a summary, we urge you to read the fiscal agency agreement described below and the form of global notes before deciding whether to invest in the Notes. We have filed a copy of these documents with the U.S. Securities and Exchange Commission as exhibits to the registration statement no. 333-136378.

The general terms of our Notes are described in the accompanying prospectus. The description in this prospectus supplement further adds to that description or, to the extent inconsistent with that description, replaces it.

Governed by Fiscal Agency Agreement

We will issue the Notes under the fiscal agency agreement, dated as of August 1, 1991, between us and The Bank of New York (formerly JPMorgan Chase Bank, N.A.), as fiscal agent. The fiscal agent will maintain a register for the Notes.

Payment of Principal and Interest

The Notes are initially limited to €750,000,000 aggregate principal amount and will mature on February 20, 2017 (the “Maturity Date”). The Notes will bear interest at the rate of 4.625% per annum, payable annually in arrears on February 20 of each year (an “Interest Payment Date”), beginning on February 20, 2008. Interest on the Notes will accrue from February 20, 2007. If any Interest Payment Date or the Maturity Date shall be a day on which banking institutions in London, New York or Seoul are authorized or obligated by law to close or a day on which the Trans-European Automated Real-time Gross Settlement Express Transfer System (“TARGET System”) is closed, then such payment will not be made on such date but will be made on the next succeeding day which is not a day on which banking institutions in London, New York or Seoul are authorized or obligated by law to close or a day on which the TARGET System is closed, with the same force and effect as if made on the date for such payment, and no interest shall be payable in respect of any such delay.

We will pay interest to the person who is registered as the owner of a Note at the close of business on the fifteenth day (whether or not a business day) preceding such Interest Payment Date. If interest on the Notes is required to be calculated for any period of less than a year, it will be calculated based on the actual number of days elapsed divided by 365 or (in the case of a leap year) 366. We will make principal and interest payments on the Notes in same-day funds through an agent in London, England that we will maintain for these purposes. Initially that agent will be The Bank of New York. We may change the paying agent without prior notice to the holders of the Notes.

Denomination

The Notes will be issued in minimum denominations of €50,000 principal amount and integral multiples of €1,000 in excess thereof.

Redemption

We may not redeem the Notes prior to maturity. At maturity, we will redeem the Notes at par.

Form and Registration

We will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of, and deposited with the common depositary for, Euroclear and Clearstream. Except as described in the accompanying prospectus under “Description of the Securities—Description of Debt Securities—Global Securities,” the global notes will not be exchangeable for Notes in definitive registered form, and will not be issued in definitive registered form. Financial institutions, acting as direct and indirect participants in Euroclear and Clearstream, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts. Ownership of beneficial interests in the Notes will be limited to persons who are participants in Euroclear and Clearstream and persons who hold interests through such participants. Any secondary market trading of book-entry interests in the Notes will take place through Euroclear and Clearstream participants. See “Clearance and Settlement—Transfers Within and Between Euroclear and Clearstream.”

The fiscal agent will not charge you any fees for the Notes, other than reasonable fees for the replacement of lost, stolen, mutilated or destroyed Notes. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

For so long as the Notes are listed on the SGX-ST and the rules of the SGX-ST so require, we will appoint and maintain a paying and transfer agent in Singapore, where the certificates representing the Notes may be presented or surrendered for payment or redemption (if required), in the event that we issue the Notes in definitive form in the limited circumstances set forth in the accompanying prospectus. In addition, an announcement of such issue will be made through the SGX-ST. Such announcement will include all material information with respect to the delivery of the definitive Notes, including details of the paying and transfer agent in Singapore.

Notices

All notices regarding the Notes will be published in London in the Financial Times and in New York in The Wall Street Journal (U.S. Edition). If we cannot, for any reason, publish notice in any of those newspapers, we will choose an appropriate alternate English language newspaper of general circulation, and notice in that newspaper will be considered valid notice. Notice will be considered made on the first date of its publication.

CLEARANCE AND SETTLEMENT

We have obtained the information in this section from sources we believe to be reliable, including Euroclear and Clearstream. We accept responsibility only for accurately extracting information from such sources. Euroclear and Clearstream are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither we nor the registrar will be responsible for Euroclear’s or Clearstream’s performance of their obligations under their rules and procedures. Nor will we or the registrar be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Introduction

Euroclear and Clearstream

Euroclear and Clearstream hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream provide various services to their participants, including the safekeeping, administration, clearance and settlement and lending and borrowing of internationally traded securities. Participants in Euroclear and Clearstream are financial institutions such as underwriters, securities brokers and dealers, banks and trust companies. Some of the underwriters participating in this offering are participants in Euroclear or Clearstream. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream by clearing through or maintaining a custodial relationship with a Euroclear or Clearstream participant.

Ownership of Notes through Euroclear and Clearstream

We will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of, and deposited with the common depositary for, Euroclear and Clearstream. Beneficial interests in the Notes can only be held in the form of book-entry interests through Euroclear/Clearstream participants in such systems, or indirectly through organizations that are Euroclear/Clearstream participants in such systems.

We and the fiscal agent generally will treat the registered holder of the Notes, initially The Bank of New York Depository (Nominees) Limited, as the absolute owner of the Notes for all purposes. Once we and the fiscal agent make payments to the registered holder, we and the fiscal agent will no longer be liable on the Notes for the amounts so paid. Accordingly, if you own a beneficial interest in the global notes, you must rely on the procedures of the institutions through which you hold your interests in the Notes, including Euroclear, Clearstream and their respective Euroclear/Clearstream participants, to exercise any of the rights granted to holders of Notes.

Transfers Within and Between Euroclear and Clearstream

Trading Between Euroclear and/or Clearstream Participants

Participants in Euroclear and Clearstream will transfer interests in the Notes among themselves according to the rules and operating procedures of Euroclear and Clearstream.

UNITED STATES TAX CONSIDERATIONS

Stated interest on the Notes will be treated as qualified stated interest for U.S. federal income tax purposes. For a discussion of certain U.S. federal income tax considerations that may be relevant to you if you invest in the Notes, see “Taxation—United States Tax Considerations” in the accompanying prospectus.

UNDERWRITING

Relationship with the Underwriters

We and the underwriters named below (the “Underwriters”) have entered into a Terms Agreement dated February 13, 2007 (the “Terms Agreement”) with respect to the Notes relating to the Underwriting Agreement—Standard Terms (together with the Terms Agreement, the “Underwriting Agreement”) filed as an exhibit to the registration statement. Citigroup Global Markets Limited, DEPFA BANK plc, Deutsche Bank AG, London Branch, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and UBS AG are acting as the Underwriters. Subject to the terms and conditions set forth in the Underwriting Agreement, we have agreed to sell to each of the Underwriters, severally, and each of the Underwriters has severally agreed to purchase, the following principal amount of the Notes set out opposite its name below:

Name and addresses of Underwriters	Principal Amount of the Notes
Citigroup Global Markets Limited Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB	€150,000,000

DEPFA BANK plc 1 Commons Street Dublin 1 Ireland.	€150,000,000

Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB.	€150,000,000

Merrill Lynch, Pierce, Fenner & Smith Incorporated 4 World Financial Center 250 Vessey Street New York, New York 10080.	€150,000,000

UBS AG 52/F Two International Finance Center 8 Finance Street Central, Hong Kong.	€150,000,000

Total	€750,000,000

Under the terms and conditions of the Underwriting Agreement, if the Underwriters take any of the Notes, then the Underwriters are obligated to take and pay for all of the Notes.

The Underwriters initially propose to offer the Notes directly to the public at the offering price described on the cover page. After the initial offering of the Notes, the Underwriters may from time to time vary the offering price and other selling terms.

The Notes are new classes of securities with no established trading market. We have applied for listing of, and permission to deal in, the Notes on the SGX-ST. There can be no assurance that such listing will be obtained. The Underwriters have advised us that they intend to make a market in the

Notes. However, they are not obligated to do so and they may discontinue any market making activities with respect to the Notes at any time without notice. Accordingly, we cannot assure you as to the liquidity of any trading market for the Notes.

We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the Underwriters may be required to make in respect of any such liabilities.

In connection with this offering, UBS AG (the “Stabilizing Manager”) or any person acting for it, on behalf of the Underwriters, may purchase and sell Notes in the open market. These transactions may include over-allotment, covering transactions and stabilizing transactions. Over-allotment involves sales of Notes in excess of the principal amount of Notes to be purchased by the Underwriters in this offering, which creates a short position for the Underwriters. Covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress. Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The Stabilizing Manager may conduct these transactions in the over-the-counter market or otherwise. If the Stabilizing Manager commences any of these transactions, it may discontinue them at any time, and must discontinue them after a limited period.

The amount of net proceeds is €748,110,000 after deducting underwriting discounts but not estimated expenses. Expenses associated with this offering, to be paid by us, are estimated to be approximately US$250,000.

In the ordinary course of their respective businesses, some of the Underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions and other related services with us and our affiliates for which the Underwriters and/or their affiliates have received or may receive customary fees and reimbursement of out-of-pocket expenses.

In connection with the offering, an affiliate of DEPFA BANK plc, one of the underwriters, has indicated an intention to purchase approximately 22% of the Notes.

Delivery of the Notes

We expect to make delivery of the Notes, against payment in same-day funds on or about February 20, 2007, which we expect will be the fourth business day following the date of this prospectus supplement. Under Rule 15c6-l promulgated under the Securities Exchange Act of 1934, as amended, U.S. purchasers are generally required to settle trades in the secondary market in three business days, unless they and the other parties to any such trade expressly agree otherwise. Accordingly, if you wish to trade in the Notes on the date of this prospectus supplement, because the Notes will initially settle in T+4, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement. Purchasers in other countries should consult with their own advisors.

Foreign Selling Restrictions

Each Underwriter has agreed to the following selling restrictions in connection with the offering with respect to the following jurisdictions:

Korea

Each Underwriter has severally represented and agreed that (i) it has not offered, sold or delivered and will not offer, sell or deliver, directly or indirectly, any Notes in Korea or to, or for the account or benefit of, any resident of Korea, except as permitted by applicable Korean laws and regulations; and (ii) any securities dealer to whom it sells Notes will agree that it will not offer any Notes, directly or indirectly, in Korea or to any resident of Korea, except as permitted by applicable Korean laws and regulations, or to any dealer who does not so represent and agree.

United Kingdom

Each Underwriter has severally represented and agreed that (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell, any Notes to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of The Public Offers of Securities Regulations 1995 (as amended); (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of The Financial Services and Markets Act of 2000 (“FSMA”)) received by it in connection with the issue or sale of any of the Notes in circumstances in which section 21(1) of the FSMA does not apply to us; and (iii) it has complied, and will comply with, all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes, from or otherwise involving the United Kingdom.

The Netherlands

Each Underwriter has severally represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in the Netherlands any Notes other than to persons who trade or invest in securities in the conduct of a profession or business (which includes banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

Japan

Each Underwriter has severally represented and agreed that the Notes have not been and will not be registered under the Securities and Exchange Law of Japan; it will not offer or sell, directly or indirectly, any of the Notes in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except (i) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and (ii) in compliance with the other relevant laws and regulations of Japan.

Hong Kong

Each Underwriter has severally represented and agreed that:

•	it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

•	it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

Singapore

Each Underwriter has severally represented and agreed that this prospectus supplement and the accompanying prospectus have not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act (Chapter 289 of Singapore) (the “SFA”). Accordingly, each Underwriter represents, warrants and agrees that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus supplement or the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Each Underwriter further has severally represented and agreed to notify (whether through the distribution of this prospectus supplement and the accompanying prospectus or otherwise) each of the following relevant persons specified in Section 275 of the SFA which has subscribed or purchased Notes from or through that Underwriter, namely a person which is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

that shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the SFA except:

(1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA;

(2) where no consideration is given for the transfer; or

(3) by operation of law.

LEGAL MATTERS

The validity of the Notes is being passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York, and by Shin & Kim, Seoul, Korea. Certain legal matters will also be passed upon for the Underwriters by Davis Polk & Wardwell, New York, New York. In giving their opinions, Cleary Gottlieb Steen & Hamilton LLP and Davis Polk & Wardwell may rely as to matters of Korean law upon the opinion of Shin & Kim and Shin & Kim may rely as to matters of New York law upon the opinion of Cleary Gottlieb Steen & Hamilton LLP.

OFFICIAL STATEMENTS AND DOCUMENTS

Our Chairman and President, in his official capacity, has supplied the information set forth in this prospectus supplement under “Recent Developments—The Export-Import Bank of Korea.” Such information is stated on his authority. The documents identified in the portion of this prospectus supplement captioned “Recent Developments—The Republic of Korea” as the sources of financial or statistical data are derived from official public documents of the Republic and of its agencies and instrumentalities.

GENERAL INFORMATION

We were established in 1976 as a special governmental financial institution pursuant to the Export-Import Bank of Korea Act, as amended. Our corporate registry number is 11235-0000158. Our authorized share capital is (Won)4,000 billion. As of September 30, 2006, our paid-in capital was (Won)3,305.8 billion.

Our board of directors can be reached at the address of our registered office: c/o 16-1, Youido-dong, Yongdeungpo-ku, Seoul 150-996, The Republic of Korea.

The issue of the Notes has been authorized by our Chairman and President on February 1, 2007. On January 29, 2007, we filed our report on the proposed issuance of the Notes with the Ministry of Finance and Economy of Korea.

Except as disclosed in this prospectus supplement and the accompanying prospectus, since December 31, 2005, there has been no material adverse change in our financial condition. In addition, except as disclosed in this prospectus supplement and the accompanying prospectus, since September 30, 2006, there has been no material adverse change in our capitalization as described in the table appearing on page S-9 of this prospectus supplement which is material in the context of the issue of the Notes.

We are not involved in any litigation, arbitration or administrative proceedings that are material in the context of the issue of the Notes and are not aware of any such litigation, arbitration or administrative proceedings whether pending or threatened.

The registration statement with respect to us and the Notes has been filed with the U.S. Securities and Exchange Commission in Washington, D.C. under the Securities Act of 1933, as amended. Additional information concerning us and the Notes is contained in the registration statement and post-effective amendments to such registration statement, including their various exhibits, which may be inspected at the public reference facilities maintained by the U.S. Securities and Exchange Commission at Room 1580, 100 F Street N.E., Washington, D.C. 20549, USA.

The Notes have been accepted for clearance through Euroclear and Clearstream:

Common Code	ISIN
028617569	XS0286175699

HEAD OFFICE OF THE BANK

16-1, Youido-dong,

Yongdeungpo-ku

Seoul 150-996

Korea

FISCAL AGENT AND PRINCIPAL PAYING AGENT

The Bank of New York

Global Finance Americas

101 Barclay St, 4E

New York, NY 10286

LEGAL ADVISORS TO THE BANK

as to Korean law	as to U.S. law

Shin & Kim	Cleary Gottlieb Steen & Hamilton LLP
Ace Tower, 4th Floor 1-170, Soonhwa-dong, Chung-ku Seoul 100-712 Korea	39th Floor Bank of China Tower One Garden Road Hong Kong

LEGAL ADVISOR TO THE UNDERWRITERS

as to U.S. law

Davis Polk & Wardwell

18th Floor

The Hong Kong Club Building

3A Chater Road

Hong Kong

AUDITOR OF THE BANK

Deloitte Anjin LLC

14F, Hanwha Securities Bldg.

23-5 Youido-dong

Youngdeungpo-ku, Seoul

Korea

SINGAPORE LISTING AGENT

Allen & Overy Shook Lin & Bok

1 Robinson Road

#18-00 AIA Tower

Singapore 048542